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Exhibit 4.46

ING BANK

[CONFORMED COPY]

Amsterdam District

P.O. Box 23432, 1100 DX Amsterdam	Department

CONFIDENTIAL	B&I
SBS Broadcasting B.V.	Telephone/Fax
Attn. Mr. A. Kreuzen	(020) 5620233 / 5945599
P.O. Box 18179	Reference
1001 ZB Amsterdam	D. van den Elshout
Date
16 October 2002

* ACCEPTANCE COPY *

Subject

Proposal

Dear Mr. Kreuzen,

We are pleased to inform you that we are prepared to make a credit facility increase available to SBS Broadcasting B.V., having its registered office in Amsterdam, of EUR 1,800,000.

The total credit facility shall be divided into the following facilities:

I.	Continuous current account credit facility of EUR 14,975,000 (existing)
II.	Continuous contingent liability facility of EUR 18,150,000 (existing)
III.	Euroflex loan of EUR 11,800,000 (new)

I.    Current Account Credit Facility

Purpose	:	Financing operating capital.
Borrower	:	The private company with limited liability SBS Broadcasting B.V., having its registered office in Amsterdam.
Credit limit	:
EUR 14,975,000
(in words: fourteen million nine hundred and seventy-five thousand Euro), managed under account number 65.37.66.025. The limit shall be repaid by EUR 5,899,000 up to a limit of EUR 9,076,000 as from 1 January 2003. The limit shall furthermore be annually reviewed on the basis of the annual figures.
Debit interest rate	:
The debit interest rate is related to the solvency ratio on the basis of the consolidated annual figures (see page 5 Special Provisions for the definition of solvency) according to the following arrangement:
Initials ING Bank		Initials Client
Credit Proposal dd. 16 October 2002 for SBS Broadcasting B.V.
/s/ W.G. van Wijgerden	/s/ A. Masternbroek	/s/ A. Kreuzen
Rembrandt Tower, Amstelplein I. Amsterdam	ING Bank N.V.
Tel.: (020) 562 01 00	Trade Register Amsterdam no. 33031431	ING Group

ING BANK

Solvency ratio:	Interest Rate:
<22.50%	1.50% py above 1m Euribor rate
22.50%-30.00%	1.25% py above 1m Euribor rate
>30.00%	1.00% py above 1m Euribor rate.

This Euribor rate shall be fixed at the last working day of the month and it shall apply for the following month. For the month of October 2002 this Euribor percentage amounts to 3.319%. In the computation of the interest the month and the year shall be set at the correct number of days.

Credit commission	:	Not applicable.
Credit interest rate	:
0.22% per year under the 1-month Euribor rate. This Euribor rate shall be fixed at the last working day of the month and it shall apply for the following month. For the month October 2002 this Euribor percentage amounts to 3.319%. In the computation of the interest the month and the year shall be set at the correct number of days.
Fee for exceeding the credit limit	:
It is not permitted to exceed the credit limit without our consent. If the limit is exceeded a commission for exceeding the credit limit shall be charged. This commission shall be computed per day and amounts to 0.50% per month over the amount of the overdraft beyond the agreed credit limit.
Domestic payments rate	:
We shall charge a fixed fee of EUR 270 per quarter for the costs of the domestic payments. This fixed fee shall be annually reviewed on the basis of the data on the domestic payments. We are assuming that SBS Broadcasting B.V. will use electronic banking as much as possible for its payments.
Foreign payments rate	:	For the foreign payments rates we refer to the enclosed brochure. We will give you a discount of 40.00% on these rates.
Costs copy	:	These costs shall not be charged.
Value dating	:
In the case of simple amounts of less than EUR 225,000, credits shall be value dated one day in advance and debits shall be value dated one day back in relation to the clearing date. In the case of transfers of EUR 225,000 or higher, the value date shall be the clearing date.
Credit commission	:	Not applicable.
Initials ING Bank		Initials Client
Credit Proposal dd. 16 October 2002 for SBS Broadcasting B.V.
/s/ W.G. van Wijgerden	/s/ A. Masternbroek	/s/ A. Kreuzen
ING Bank N.V. Trade Register Amsterdam no. 33031431

Settlement	:	The settlement of interest, commissions and costs shall be made every 3 months in arrears to the debit of the current account, per 1 January, 1 April, 1 July and 1 October of each year. Breakdowns of this settlement will be supplied at request, for which costs shall be charged.
Termination	:	Both the Borrower and the Bank shall at any time be entitled to terminate the current account credit.
II. Contingent Liability/Letters of Credit Facility:
Purpose	:
Commitments entered into under the facility by reason of Forward Exchange Transactions, shall be blocked against the equivalent value in Euro. A distinction shall be made according to the type of currency and the term of an exchange transaction, the maximum term is 5 years. The exchange transactions in US dollars are computed as follows:
USD < 1 year	20.00% of the forward equivalent value in Euro
USD > 1 year < 2 years	30.00% of the forward equivalent value in Euro
USD > 2 years	40.00% of the forward equivalent value in Euro
Liability limit	:	EUR 18,150,000 (in words: eighteen million one hundred and fifty thousand Euro) to be managed in account number 65.67.98.483. The facility shall be reviewed annually on the basis of the annual figures.
Forward transactions rates	:	Not applicable.
III. Euroflex Loan of EUR 11,800,000
Purpose of the loan	:	Assumption shareholders' loans.
Borrower	:	The private company with limited liability SBS Broadcasting B.V., having its registered office in Amsterdam.
Principal sum	:	EUR 11,800,000 (in words: eleven million eight hundred thousand Euro) to be managed on account number 68.02.38.077.
Period to maturity of the loan	:	48 months.
Fixed interest-rate period	:	1 month. At the end of this fixed interest-rate period, the interest rate shall be automatically extended for the same period.
Interest rate	:
1.75% per year on top of the Euribor rate that corresponds to the chosen fixed interest-rate period. The first fixed interest-rate period shall commence on the day on which the loan is drawn. The Euribor rate on the first day of a fixed interest-rate period shall apply. At this moment the Euribor rate that corresponds to the chosen fixed interest-rate period is 3.319% per year. The settlement shall be made per quarter in arrears, for the first time on 1 January 2003. For the computation of the interest the month shall be set at the correct number of days and the year at 360 days.

The Bank may review the surcharge on the Euribor rate once every two years.
Repayment	:	The loan shall be repaid as follows: EUR 737,500 per quarter, for the first time on 2 January 2003.
Early repayment	:	Unlimited early repayment is permitted, against payment of the handling costs. The repayments do have to be made on the interest payment dates.
Drawing of the loan	:
The loan can be drawn one time or in parts. Partial withdrawals may be made only on the interest payment dates. In connection with the determination of the rate please notify your drawing of (a part of) the loan to the Bank five days before the desired withdrawal date.
The Bank reserves the right to review continuation of the non-drawn part of the loan each year. Unless you are notified to the contrary, the non-drawn part shall continue to be at your disposal.
Handling fee	:	No handling fee shall be charged.
Settlement	:	Repayments shall be automatically debited to account number 65.37.66.025. Interest and commission shall be debited to account number 65.37.66.025.
Security	:	As security for any amounts due by the Borrower to us, the following shall apply:
Current:
	—	Pledge of the trade accounts receivable with submission of lists of pledged assets each month by SBS Broadcasting B.V. and V8 Broadcasting B.V. (formerly Lamalea Investments B.V.)
	—	Pledge of Credit Monies.
	—	Several Debtorship of V8 Broadcasting B.V. (formerly Lamalea Investments B.V.) for the benefit of SBS Broadcasting B.V.
	—	A Shareholders Maintenance Clause of SBS Broadcasting B.V. in relation to V8 Broadcasting B.V. (formerly Lamalea Investments B.V.).
New:
	—	Negative pledge on the shares of SBS Broadcasting B.V. to be issued by Scandinavian Broadcasting System (SBS) Nederland B.V.
	—	A Shareholders Maintenance Clause of Scandinavian Broadcasting System (SBS) Nederland B.V. in relation to SBS Broadcasting B.V.
For the Euroflex Facility, administered under account number 68.02.38.077, the following shall apply:
	—	Corporate Guarantee to be issued by SBS Broadcasting S.A. for the benefit of SBS Broadcasting B.V., provided with a legal opinion.
Other Provisions	:	Current:
—	Solvency ratio of:	15% as from 31 December 2002
22.5% as from 31 December 2003
30% as from 31 December 2004

based on the consolidated annual figures of SBS Broadcasting B.V. and V8 Broadcasting B.V. (formerly Lamalea Investments B.V.) whereby intercompany transactions and indebtedness have been eliminated on a self-cancelling basis. Solvency shall mean: the issued and paid-up share capital and share premium (-reserves), subordinated loans and provisions for deferred tax liabilities, less intangible fixed assets, amounts owed by board, shareholders and associated companies, expressed in a percentage of the adjusted balance sheet total.
	—	Management remunerations shall be limited to 3% of the turnover of SBS Broadcasting B.V..
	—	Non-dividend declaration, if and to the extent that the solvency is lower than 30% and intercompany transactions and indebtedness have been eliminated on a self-cancelling basis.
	—	Continuance of the volume of business via the ING Bank.
	—	Acquisition investments of more than EUR 5,000,000 shall be presented to the ING Bank.
	—	The forward exchange contracts have a maximum term of 5 years.
	—	Net debt/EBITDA ratio <3 (Net debt is the total of interest-bearing debts, EBITDA is the operating result before interest, amortisation and tax).
	—	The credit insurance must be taken out through our agent.
New:
	—	In case the shareholders withdraw money from SBS Broadcasting B.V. and/or its subsidiaries, other than by virtue of management fee with a maximum of 3% of the annual turnover and/or program rights with a maximum of EUR 3,000,000 per calendar year, then ING Bank N.V. is entitled to enter into consultation with SBS Broadcasting B.V. concerning the terms and conditions of the credit facilities.
	—	The interest cover ratio (ICR), being the operating result divided by the interest expenses (the latter according to the classification in the consolidated profit and loss account 2001 of Borrower) must be greater than or equal to 3.
	—	We would like to receive (internal) consolidated quarterly figures (balance sheet and profit/loss) in relation to the Borrower.
General provisions	:
	—	The provisions stated in the Clauses Schedule attached to this Proposal shall further apply to the credit facility. Unless the provisions of this Proposal or the Clauses Schedule state otherwise, the General Conditions, drawn up by the Netherlands' Bankers Association (Nederlandse Vereniging van Banken) shall apply to the credit facility.
	—	The credit facility shall be made available after acceptance of the Proposal and after the requested securities have been established and after any Special Provisions have been complied with.
Annual figures	:	The Borrower shall provide the Bank each year with a balance sheet and profit and loss account (with explanatory notes) prepared by a firm of chartered accountants within 6 months after expiry of its financial year.

Validity	:	This Proposal is valid until 23 October 2002.

        We trust that this Proposal is to your satisfaction. If you agree to the contents, please sign for agreement the enclosed copy of the Letter of Proposal and the Clauses Schedule on the appropriate page, initial the other pages and return the same before the expiry date. Through the signing you declare that you have received a copy of the General Conditions.

Yours sincerely, ING Bank N.V. Amsterdam District
/s/ Mr. W.G. van Wijgerden	/s/ Mr. A. Mastenbroek
Senior Relationship Manager	Senior Relationship Manager

Date of Signing:

Signed for Agreement

SBS Broadcasting B.V.

/s/ Mr. A. Kreuzen

Enclosures:

  •
  Proposal

  •
  Clauses Schedule

  •
  Shareholders Maintenance Clause Scandinavian Broadcasting Systems (SBS) Nederland B.V.

  •
  Shareholders Maintenance Clause SBS Broadcasting B.V.

  •
  Corporate Guarantee SBS Broadcasting S.A.

  •
  HMS V8 Broadcasting B.V.

  •
  Negative Pledge on the shares of SBS Broadcasting B.V.

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  Exhibit 4.46
  [CONFORMED COPY]
ACCEPTANCE COPY